Exhibit 12

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2001		2002		2003		2004		2005

Earnings:
Income (loss) from continuing operations	$(73,924)		$(51,598)		$(61,005)		$(173,765)		$(88,896)
Income tax expense (benefit)	(7,875)		(23,812)		(27,919)		32,003		3,705
Interest expense	230,472		231,337		215,228		195,674		186,012
Early repurchase of debt	13,756		29,895		27,592		37,731		19,303
Minority interest	39,056		36,760		35,997		37,686		39,794
1/3 of rental expense	3,829		3,733		3,863		4,034		4,073
Adjusted earnings (loss)	$205,314		$226,315		$193,756		$133,363		$163,991

Fixed Charges:
Interest expense	$230,472		$231,337		$215,228		$195,674		$186,012
1/3 of rental expense	3,829		3,733		3,863		4,034		4,073
Total fixed charges	$234,301		$235,070		$219,091		$199,708		$190,085

Ratio of earnings to fixed charge	0.9	x	1.0	x	0.9	x	0.7	x	0.9	x

Deficiency	$28,987		$8,755		$25,335		$66,345		$26,094